August 21, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (011) 49 92 87 8188

Dr. Gerald Paul
Chief Executive Officer
Vishay Intertechnology, Inc.
63 Lancaster Avenue
Malvern, PA 19355-2143

> **Re: Vishay Intertechnology, Inc.**
> **Definitive 14A**
> **Filed April 16, 2007**
> **File No. 001-07416**

Dear Dr. Paul:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation, page 10

1.   Include a footnote describing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the Instruction to Item 402(k) of Regulation S-K, indicating that the Instruction to Item 402(c)(2)(v) and (vi) applies equally to Item 402(k).

Compensation Disclosure and Analysis, page 19

2.   We note your reference to the compensation committee's engagement of MullinTBG and Mercer and Co. Describe in greater detail the nature and scope of each consultant's assignment and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

3.   You state that on the advice of its consultants, the compensation committee believes that the elements of compensation and their balance are generally in line with compensation arrangements at other public companies of Vishay's size and within its sector. You also state that the committee determined the minimum base salaries in 2004 based upon, among other considerations, a comparison to peer group executive salaries. Identify these peer group companies against which you have benchmarked your compensation and discuss the degree to which the committee considered such companies comparable to you. In addition, clarify the meaning of the phrase "in line with compensation arrangements." For example, is the target level of each element of compensation as well as overall target compensation at the 50th, 60th or 75th percentile of companies of your size and within your sector?

4.   You state on page 20 that the compensation arrangements with your named executive officers have an evergreen feature, whereby as a consequence, the compensation arrangements can only be modified with the respective executive's consent, without which, the executive would otherwise have the right to terminate employment and receive severance pay. Explain why you chose to structure the agreements to contain such a term.

Incentive Compensation, page 21

5.   You state on page 21 that Mr. Zandman and Mr. Shoshani receive a discretionary performance bonus of up to 42.5% of base salary, as determined by the compensation committee, based on their individual performance and, in part, based on your adjusted net income. Please provide additional qualitative and quantitative detail and an analysis of how individual performance contributed to actual 2006 compensation for these named executive officers. For example, what

factors does the compensation committee consider in its assessment and, if applicable, how are they weighted? Are certain factors or goals considered more determinative of compensation levels than others? See Item 402(b)(2)(vii) of Regulation S-K.

6.   We note your discussion of the Vishay Intertechnology Section 162(m) Cash Bonus Plan in which Dr. Zandman, Dr. Paul and Mr. Grubb participate. You indicate that that plan provides an annual bonus as a percentage of adjusted net income that is capped at three times each named executive officer's base salary. We also note in your summary compensation table on page 27 that you have recorded non-equity incentive compensation for each of these officers, and footnote 2 to the table states that payments under this plan are considered non-equity incentive compensation. It does not appear that you have appropriately recorded in your Grants of Plan Based Awards table on page 30 the corresponding amounts of estimated future payouts under this non-equity incentive plan. Please give appropriate consideration to the requirements of Item 402(d)(2) of Regulation S-K.

Summary Compensation Table, page 27

7.   The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. For example, we note the disparity between the amount of non-equity incentive compensation provided to Dr. Zandman, Dr. Paul and Mr. Grubb as compared to the bonus amounts paid to Messrs. Zandman and Shoshani. We also note the disparity in the amounts of non-equity incentive compensation provided to Dr. Zandman, representing 3% of adjusted net income, as compared to Dr. Paul and Mr. Grubb, representing 1% of adjusted net income. As another example, we refer you to the option awards granted to the named executive officers on February 27, 2007 as set forth on page 32. Please provide a more detailed discussion explaining these various differences.

8.   You state in footnote 3 that the amounts in the stock award column of the table represent the grant-date fair value of 5,000 phantom stock units awarded annually to each named executive officer pursuant to the terms of their employment agreements. Either confirm that such value represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS123R or disclose by footnote such dollar amount. See Item 402(c)(2)(v) of Regulation S-K.

Dr. Gerald Paul
Vishay Intertechnology, Inc.
August 21, 2007
Page 4

Pension Benefits, page 33

9.   You do not provide any disclosure regarding the Vishay Nonqualified Retirement
        Plan. Provide a succinct narrative description of any material factors necessary to
        an understanding of each plan covered by the tabular disclosure. While material
        factors will vary depending upon the facts, examples of such factors may include
        the items listed in Item 402(h)(3) of Regulation S-K.

Potential Payments Upon Termination or a Change in Control, page 36

10.   Your disclosure in this section is not fully responsive to Item 402(j) of Regulation
        S-K. For example, providing a bullet point list indicating certain executive
        officers receive salary continuation for three years and 5,000 shares of common
        stock is insufficient. As another example, providing a general description of Dr.
        Zandman's royalty rights or that you will provide named executive officers with a
        golden parachute gross-up is also not fully responsive to the item requirement.
        Please quantify the estimated payments and benefits that would be provided to
        your named executive officers in each covered circumstance. Provide
        quantitative disclosure applying the assumptions that the triggering event took
        place on the last business day of your last completed fiscal year and using a price
        per share equal to the closing market price as of that date. In the event that
        uncertainties exist as to the provision of payments and benefits or the amounts
        involved, you may make a reasonable estimate (or a reasonable estimated range of
        amounts) applicable to the payment or benefit and disclose the material
        assumptions underlying such estimates or estimated ranges in your disclosure. In
        such event, the disclosure would require forward-looking information as
        appropriate. See Item 402(j)(2) and Instruction 1 to Item 402(j).

11.   In addition, to the extent there are any material conditions or obligations
        applicable to the receipt of payments or benefits, including non-compete, non-
        solicitation and confidentiality agreements, please describe and explain such
        provisions. See Item 402(j)(4) of Regulation S-K.

Certain Relationships and Related Transactions, page 44

12.   You describe the policies and procedures involving related transactions. Disclose
        whether the policies and procedures are in writing, and if not, how such policies
        and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

        Please respond to our comments by September 21, 2007, or tell us by that time
when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

Dr. Gerald Paul
Vishay Intertechnology, Inc.
August 21, 2007
Page 5

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel